

FOLEY & LARDNER LLP

ATTORNEYS AT LAW

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MILWAUKEE, WISCONSIN 53202-5306
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www.foley.com

April 11, 2008

WRITER'S DIRECT LINE
414.319.7348
brikkers@foley.com EMAIL

CLIENT/MATTER NUMBER
038584-0119

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     Re: Whiting USA Trust I and Whiting Petroleum Corporation—
            <u>Amendment No. 2 to Registration Statement on Form S-1 and Form S-3, respectively</u>

Ladies and Gentlemen:

On behalf of Whiting USA Trust I, a Delaware statutory trust (the "Trust"), and Whiting Petroleum Corporation, a Delaware corporation ("Whiting"), we are transmitting for filing under the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 2 to the above-referenced Registration Statement, with exhibits, relating to the proposed initial public offering of the Trust's units of beneficial interest in the Trust.

The Company paid $5,986 of the prescribed registration fee with the filing of the above-referenced registration statement on November 20, 2007. The Company has made an additional wire transfer in the amount of $2,635 in payment of the remainder of the prescribed registration fee not previously paid to the Securities and Exchange Commission's account at US Bank in St. Louis, Missouri. Such fee was calculated in accordance with Section 6(b) of, and Rule 457 under, the Securities Act.

The Trust and Whiting are filing Amendment No. 2 in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff"), dated April 4, 2008, with respect to the above-referenced Registration Statement. As requested by the Staff in the comment letter, the Trust and Whiting have prepared a memorandum setting forth its responses to the Staff's comments, copies of which are filed herewith and being delivered to the Staff with courtesy copies of this filing.

Should any questions arise in connection with this filing, please contact the undersigned at (414) 319-7348 or John K. Wilson at (414) 297-5642.

               Very truly yours,

               /s/ Benjamin F. Rikkers

               Benjamin F. Rikkers

cc: Whiting Petroleum Corporation
       Working Group

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